UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response: 12 |

| SEC FILE NUMBER |
| --- |
| 8-69995 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 07/01/21 (MM/DD/YY) AND ENDING 06/30/22 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HUBBLE INVESTMENTS, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1 FRANKLIN PARKWAY, BLDG #930/1 - FINTECH SUITE
(No. and Street)

SAN MATEO (City) CA (State) 94403 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MONIQUE ROMERO (Name) (212) 668-8700 (Area Code – Telephone Number) mromero@acisecure.com (Email Address)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA, INC.
(Name – if individual, state last, first, and middle name)

1999 AVENUE OF THE STARS, SUITE 1100 (Address) CENTURY CITY (City) CA (State) 90067 (Zip Code)

9/15/2020 (Date of Registration with PCAOB)(if applicable) 6567 (PCAOB Registration Number, if applicable)

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, SWATI CHATURVEDI, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HUBBLE INVESTMENTS, LLC, as of JUNE 30, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Swati Chaturvedi

Title: CEO

____________________

Notary Public

**This filing** contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [ ] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [ ] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [ ] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [ ] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

# CALIFORNIA JURAT

State of California )

County of SAN MATEO )

Subscribed and sworn to (or affirmed) before me on this 28TH day

of JULY, 2022, by

SWATI CHATURVEDI,

proved to me on the basis of satisfactory evidence to be the person~~(s)~~ who appeared before me.

SHALINI KALRA
Notary Public - California
San Mateo County
Commission # 2254962
My Comm. Expires Aug 19, 2022

Signature Shalini Kalra

(Seal)

*OPTIONAL INFORMATION*

*Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.*

## Description of Attached Document

This certificate is attached to a document titled/for the purpose of

Annual Reports

containing ______ pages, and dated ______________.

**Additional Information**

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
- ○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:
Page # ______ Entry # ______

Notary contact: ______________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______________

e Attached
owledgment
Jurat

2022
SK

# Hubble Investments LLC

**Report on Audit of Financial Statements**
**and Supplementary Information**

**As of June 30, 2022**

## Hubble Investments LLC

**Contents**

As of June 30, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Hubble Investments LLC:

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Hubble Investments LLC (the "Company") as of June 30, 2022, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

*DCPA*

DCPA

We have served as the Company's auditor since 2022.
Century City, California
July 25, 2022

## Hubble Investments LLC

Statement of Financial Condition
June 30, 2022

| | |
|---|---|
| **ASSETS** | |
| Cash | $ 272,338 |
| Accounts receivable | 22,506 |
| Prepaid expenses | 26,920 |
| **TOTAL ASSETS** | $ 321,764 |
| **LIABILITIES AND MEMBER'S EQUITY** | |
| **LIABILITIES:** | |
| Accounts payable and accrued expenses | $ 34,383 |
| **TOTAL LIABILITIES** | 34,383 |
| **MEMBER'S EQUITY** | 287,381 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 321,764 |

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

## Hubble Investments LLC

Statement of Operations
For the Year Ended June 30, 2022

| | |
|---|---|
| **REVENUES:** | |
| Investment banking | 634,310 |
| Total revenues | 634,310 |
| **OPERATING EXPENSES:** | |
| Compensation and benefits | 526,077 |
| Regulatory fees | 17,989 |
| Professional fees | 359,633 |
| Advertising and promotion | 37,775 |
| Dues and subscriptions | 64,147 |
| Other expenses | 124,862 |
| Total expenses | 1,130,483 |
| **NET LOSS** | $ (496,173) |

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

## Hubble Investments LLC

Statement of Changes in Member's Equity
For the Year Ended June 30, 2022

| | |
|---|---|
| **MEMBER'S EQUITY, July 1, 2021** | $ 87,534 |
| Capital contributions | 700,000 |
| Capital distributions | (3,980) |
| Net Loss | (496,173) |
| **MEMBER'S EQUITY, June 30, 2022** | $ 287,381 |

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

## Hubble Investments LLC

Statement of Cash Flows
For the Year Ended June 30, 2022

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net Loss | $ (496,173) |
| Adjustments to reconcile net loss to net cash used by operating activities | |
| Changes in operating assets and liabilities | |
| Increase in accounts receivable | 8,744 |
| Increase in prepaid expenses | (16,831) |
| Decrease in accounts payable and accrued expenses | (17,620) |
| Net cash used by operating activities | (521,880) |
| **FINANCING ACTIVITIES:** | |
| Capital contributions | 700,000 |
| Capital distributions | (3,980) |
| Net cash provided by financing activities | 696,020 |
| **NET INCREASE IN CASH** | 174,140 |
| **CASH AT June 30, 2021** | 98,198 |
| **CASH AT June 30, 2022** | $ 272,338 |

**SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION**

Cash paid during the year for:

| | |
|---|---|
| Interest | $ - |
| Income taxes | $ 17,500 |

See Report of Independent Registered Public Accounting Firm and
Notes to Financial Statements.

Notes to Financial Statements
June 30, 2022

## 1. Organization and Nature of Business

Hubble Investments LLC (the “Company”) was organized in the State of Delaware on May 30, 2017, and is a registered broker-dealer with the Securities and Exchange Commission (SEC). It has been a member of the Financial Industry Regulatory Authority (“FINRA”), and the Securities Investor Protection Corporation (“SIPC”) since April 12, 2018. The Company is a single member limited liability company whose sole member is Hubble Holdings, LLC (the “Member”). The Grandparent/Parent of Company's Member is Propel(X), Inc. ("Grandparent" or "PoCM").

The Company provides accredited investors with private placement and investment banking consulting services and is generally compensated at the closing of such transactions in the form of a success fee.

## 2. Summary of Significant Accounting Policies

### a) Basis of Accounting

The financial statements are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Revenue is recognized when earned, while expenses and losses are recognized when incurred.

### b) Cash

The Company's cash is held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits.

### c) Accounts Receivable

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

### d) Revenue Recognition

Investment banking fees consist of placement fee and consulting revenues. Private placement revenues are recognized at the time the deal is closed upon completion of performance obligations. Consulting revenues are recorded in the period in which they are earned. Consulting revenues may be billed a few months at a time, therefore any unearned portion of the revenues are recorded as deferred revenues on the Statement of Financial Condition. There were no open contracts for the fiscal year ended June 30, 2022. For the fiscal year ended June 30, 2022, the Company's placement fees totaled $507,226 and consulting fees amounted to $127,084.

### e) Income Taxes

As an LLC, the Company is treated as a disregarded entity for federal and state tax purposes. Any income tax liability is reported on the tax return of the parent entity and passed along to the Grandparent. The Company is subject to the California State LLC tax, which is based upon gross receipts as well as a minimum franchise tax.

The Company is required to file tax returns in both state and city tax jurisdictions. These tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of June 30, 2022, state and city taxing authorities have not proposed any adjustment to the Company's tax position.

**2. Summary of Significant Accounting Policies (continued)**

**f) Use of Estimates**
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

**3. Commitments and Contingencies**

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at June 30, 2022 or during the fiscal year then ended. The Company had a net loss for the year but management believes this does not affect their ability to continue as a going concern. The Company's operations have sustained losses since its inception in 2018. The sole member has committed to continue providing capital to keep operations running. Management believes the sole member will continue to maintain the Company as a going concern.

**4. Income Taxes**

As discussed in Note 2, no provision of liability for income taxes is included in these financial statements.

The Company had foreign taxes withheld of $17,500 for transactions that occurred during the period ended June 30, 2022.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its returns are more likely than not to be sustained upon examination. The Company is subject to examination by State tax authorities, generally for three years after they are filed.

**5. Recently Issued Accounting Pronouncements**

The Financial Accounting Standards Board (the “FASB”) has established the Accounting Standards Codification (“Codification” or “ASC”) as the authoritative source of generally accepted accounting principles (“GAAP”) recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates (“ASUs”).

For the year ending June 30, 2022, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company’s financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**6. Guarantees**

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at June 30, 2022 or during the fiscal year ended June 30, 2022.

**7. Related Parties**

The PoCM provides a web based service that matches investors to science and technology startups. The Company serves as the placement agent for these transactions, and all of the Company's placement fees of $507,226 were earned from this relationship. The Company is compensated by the startups at the closing of each placement.

The Company has an affiliated fund, that is managed by the sister company of its PoCM. This fund participated in many of the private placements as an investor.

The PoCM entered into an agreement with one of its investors, whereby the investor has agreed to provided office space for the PoCM for three years at no charge. The PoCM currently provides a portion of this space to the Company at no charge.

**8. Net Capital Requirement**

The Company is subject to the Securities Exchange Act of 1934 Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At June 30, 2022, the Company had net capital of $237,955 which was $232,955 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital percentage was 14%.

**9. Subsequent Events**

The Company has evaluated events subsequent to the statement of financial condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

**10. 401K Plan**

The Company implemented and operates an employer sponsored 401k plan. No employer contributions have been made to the plan during the fiscal year ended June 30, 2022.

**SCHEDULE I**

**Hubble Investments LLC**

(A LIMITED LIABILITY COMPANY)

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934

June 30, 2022

| | |
|---|---|
| **TOTAL MEMBER'S EQUITY QUALIFIED FOR NET CAPITAL** | $ 287,381 |
| **DEDUCTIONS AND/OR CHARGES:** | |
| Non-allowable assets: | (49,426) |
| **NET CAPITAL** | $ 237,955 |
| **AGGREGATE INDEBTEDNESS:** | |
| Accounts payable and accrued expenses | $ 34,383 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | |
| Minimum net capital required, greater of 6 2/3% of aggregate indebtedness or $5,000 | $ 5,000 |
| Excess net capital | $ 232,955 |
| Percentage of aggregate indebtedness to net capital | 14% |

There are no material differences between the preceding computation and the Company's most recently filed unaudited Part IIA of Form X-17A-5 as of June 30, 2022.

See Report of Independent Registered Public Accounting Firm

**SCHEDULE II**

## Hubble Investments LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES EXCHANGE ACT of 1934

June 30, 2022

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements of securities and investment banking consulting services  As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

**SCHEDULE III**

## Hubble Investments LLC

INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES
EXCHANGE ACT OF 1934

June 30, 2022

The Company is exempt from SEA Rule 15c3-3 as a non-covered firm because its business activities are performing private placements of securities and investment banking consulting services  As a result, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

# Hubble Investments LLC
# Report on Exemption Provisions
# Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
# For the Year Ended June 30, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Hubble Investments LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Hubble Investments LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Hubble Investments LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") did not subject it to the customer protection rules and that the Company did not identify any exceptions to this assertion throughout the fiscal year ended June 30, 2022. Hubble Investments LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hubble Investments LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
July 25, 2022

# Hubble Investments

**Member FINRA & SIPC**

**Hubble Investments LLC**
**Exemption Report**
**For the Year Ended June 30, 2022**

Hubble Investments LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities; and (2) investment banking consulting services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Hubble Investments LLC

I, Swati Chaturvedi, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: Swati Chaturvedi.

Title: CEO

# Hubble Investments LLC Report on the SIPC Annual Assessment Pursuant to Rule 17a-5(e)4 For the Year Ended June 30, 2022

DCPA

1999 AVE OF THE STARS #1100
CENTURY CITY, CA 90067

818-414-5204
SHAWN@DCPAPRO.COM

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Member of Hubble Investments LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Hubble Investments LLC and the SIPC, solely to assist you and SIPC in evaluating Hubble Investments LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2022. Hubble Investments LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the most recently filed Annual Audited Report Form X- 17A-5 Part III for the year ended June 30, 2022 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2022, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Hubble Investments LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2022. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Hubble Investments LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

*DCPA*

Century City, California
July 25, 2022

**Hubble Investments LLC**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended June 30, 2022**

| | Amount |
|---|---|
| **Total assessment** | $ 951 |
| SIPC-6 general assessment Payment made on January 13, 2022 | (603) |
| SIPC-7 general assessment Payment made on July 25, 2022 | (348) |
| **Total assessment balance (overpayment carried forward)** | $ - |